Exhibit 99.1
Wix Reports First Quarter 2025 Results
•Strong start to year with Q1'25 total bookings of $511 million, up 12% y/y, with very robust top of funnel demand in the quarter and new cohort strength continuing through April and early May
•Q1'25 total revenue of $474 million exceeded expectations, up 13% y/y, driven by accelerating Self Creators growth accompanied by solid Partners momentum as Studio adoption continued to ramp healthily
•Launched Wixel, a new standalone AI-powered visual design platform that brings the most advanced creative tools into a single intuitive interface and puts complete visual editing control into the hands of everyone – marking Wix’s milestone foray into creation beyond websites
•Achieved FCF margin of 30% in Q1'25 as we continued to maintain a resilient operating cost structure amidst robust top-line performance
•Increased share repurchase board authorization to a total of $400 million under current program
NEW YORK, May 21, 2025 -- Wix.com Ltd. (Nasdaq: WIX) (the “Company”), the leading SaaS website builder platform1, today reported financial results for the first quarter of 2025. In addition, the Company provided its outlook for the second quarter and an updated outlook for full year 2025. Please visit the Wix Investor Relations website at https://investors.wix.com to view the Q1'25 Shareholder Update and other materials.
“This year we are setting out to reimagine and expand the online creation experience and have set the bar high with the milestone release of Wixel, which I believe will democratize digital creation,” said Avishai Abrahami, Wix Co-founder and CEO. “We have been transforming web development since 2006 and are now organically extending our user-first design expertise, AI leadership and focus on accessibility to beyond websites. What you see today is the first version of our standalone next-gen visual design platform, representing the culmination of years of development in advanced design and AI and unifying the best models, intuitive UI, and powerful high-end features into one cohesive platform. Importantly, with Wixel, anyone, regardless of skill level, can now create beautiful visuals with just a few clicks. We have an ambitious roadmap for Wixel ahead and I’m excited to see how Wixel starts to reshape the design world.”
Lior Shemesh, CFO at Wix, added, “Our strong first quarter results demonstrate the critical value of the Wix platform to anyone and everyone requiring an online presence globally amid an ever evolving macro environment, particularly SMBs. Top of funnel demand was very strong with Q1’25 new user cohort bookings finishing 12% higher than the bookings generated by the Q1’24 cohort in its first quarter. This acceleration in new cohort growth was almost entirely driven by better fundamentals, particularly an increased number of users, as well as product innovation. Encouragingly, these strong cohort trends have continued through April and early May, bolstering confidence in 2H bookings and revenue growth acceleration as additional cohorts layer on through the year. As a result of this new cohort strength and healthy existing user behavior, bookings grew a solid 12% y/y and revenue growth of 13% y/y finished above expectations in Q1. Durability was broad based across our segments with our Partners business delivering 24% y/y revenue growth, fueled by ongoing market share gains driven by Studio, as well as another consecutive quarter of Self Creators growth acceleration as AI continued to remove friction for more users in the website creation journey.”

Q1 2025 Financial Results
•Total revenue in the first quarter of 2025 was $473.7 million, up 13% y/y
•Creative Subscriptions revenue in the first quarter of 2025 was $337.7 million, up 11% y/y
◦Creative Subscriptions ARR increased to $1.373 billion as of the end of the quarter, up 10% y/y
•Business Solutions revenue in the first quarter of 2025 was $136.0 million, up 18% y/y
◦Transaction revenue2 was $58.9 million, up 19% y/y
•Partners revenue3 in the first quarter of 2025 was $171.6 million, up 24% y/y
•Total bookings in the first quarter of 2025 were $510.9 million, up 12% y/y
◦Creative Subscriptions bookings in the first quarter of 2025 were $369.5 million, up 10% y/y
◦Business Solutions bookings in the first quarter of 2025 were $141.4 million, up 15% y/y
•Total gross margin on a GAAP basis in the first quarter of 2025 was 68%
◦Creative Subscriptions gross margin on a GAAP basis was 83%
◦Business Solutions gross margin on a GAAP basis was 30%
•Total non-GAAP gross margin in the first quarter of 2025 was 69%
◦Creative Subscriptions gross margin on a non-GAAP basis was 84%
◦Business Solutions gross margin on a non-GAAP basis was 31%
•GAAP net income in the first quarter of 2025 was $33.8 million, or $0.61 per basic share and $0.57 per diluted share
•Non-GAAP net income in the first quarter of 2025 was $93.9 million, or $1.69 per basic share and $1.55 per diluted share
•Net cash provided by operating activities for the first quarter of 2025 was $145.5 million, while capital expenditures totaled $3.1 million, leading to free cash flow of $142.4 million
•In January, we completed $200 million of share repurchases, repurchasing 868,026 Wix ordinary shares in total at an approximate volume-weighted average price per share of $230.41
•Total employee count at the end of Q1’25 was 5,275
Increase to Share Repurchase Program
Wix’s Board of Directors has authorized an increase to its program to repurchase the Company's securities (ordinary shares and/or convertible notes) by an additional amount of up to $200 million, on top of the $200 million previously approved by the Board on February 26th, 2025 (which has not been used to date). This approval brings the repurchase authorization under the program to a total amount of up to $400 million.

____________________
1    Based on number of active live sites as reported by competitors' figures, independent third-party data and internal data as of Q3 2024.
2    Transaction revenue is a portion of Business Solutions revenue, and we define transaction revenue as all revenue generated through transaction facilitation, primarily from Wix Payments, as well as Wix POS, shipping solutions and multi-channel commerce and gift card solutions.
3    Partners revenue is defined as revenue generated through agencies and freelancers that build sites or applications for other users (“Agencies”) as well as revenue generated through B2B partnerships, such as LegalZoom or Vistaprint (“Resellers”). We identify Agencies using multiple criteria, including but not limited to, the number of sites built, participation in the Wix Partner Program and/or the Wix Marketplace or Wix products used (incl. Wix Studio). Partners revenue includes revenue from both the Creative Subscriptions and Business Solutions businesses.

Financial Outlook
Healthy first quarter results demonstrate impactful product innovation and disciplined execution of our key growth initiatives, including Studio, AI and our focus empowering Self Creators. Notably, new cohort strength remains robust through April and early May against a dynamic macro backdrop. We expect new cohort strength to continue and drive top-line growth acceleration in 2H as additional cohorts layer on throughout the year.
While we are encouraged by our strong Q1 results and robust top of funnel, we are maintaining full year bookings outlook of $2,025 - 2,060 million, up 11-13% y/y. This reflects conservatism due to macro uncertainty, specifically in our Business Solutions segment, with potential volatility offset by fully dissipating FX headwinds.
With these same considerations, we are also maintaining our full year revenue outlook of $1,970 - 2,000 million, up 12-14% y/y.
We expect total revenue in Q2 2025 to be $485 - 489 million, up 11-12% y/y.
For the full year 2025, we continue to expect non-GAAP total gross margin of ~70% and non-GAAP operating expenses to be 47-48% of revenue for the full year.
We continue to expect to generate free cash flow of $590 - 610 million, or ~30-31% of revenue.
As a result, we remain on track to achieve Rule of 45 in 2025 at the high end of our outlook.

Conference Call and Webcast Information
Wix will host a conference call to discuss the results at 8:30 a.m. ET on Wednesday, May 21st, 2025. A live and archived webcast of the conference call will be accessible from the "Investor Relations" section of the Company’s website at https://investors.wix.com/.
About Wix.com Ltd.
Wix is the leading SaaS website builder platform1 to create, manage and grow a digital presence. Founded in 2006, Wix is a comprehensive platform providing users - self-creators, agencies, enterprises, and more - with industry-leading performance, security, AI capabilities and a reliable infrastructure. Offering a wide range of commerce and business solutions, advanced SEO and marketing tools, the platform enables users to take full ownership of their brand, their data and their relationships with their customers. With a focus on continuous innovation and delivery of new features and products, users can seamlessly build a powerful and high-end digital presence for themselves or their clients.
For more about Wix, please visit our Press Room
Media Relations Contact: PR@wix.com
Share Repurchase Program
Under the Board authorized repurchase program, Company securities may be repurchased from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions or otherwise, all in accordance with U.S. securities laws and regulations, including Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company may also, from time to time, enter into plans that are compliant with Rule 10b5-1 of the Exchange Act to facilitate repurchases of its securities under this Board authorization. The repurchase program does not obligate the Company to acquire any particular amount of securities, and the repurchase program may be suspended or discontinued at any time at the Company's discretion. Repurchases under the repurchase program may begin after conclusion of the 30-day period for creditors of the Company to object to the Company's intent to perform the distribution by way of repurchase in accordance with the Israeli Companies Regulations (Relief for Public Companies Whose Securities are Traded on Stock Exchanges Outside of Israel), 5760-2000 and the Israeli Regulations (Approval of Distribution), 5761–2001. The actual timing, number and value of securities repurchased depend on a number of factors, including the market price of the Company's ordinary shares, general market and economic conditions, any objections received by the Company from its creditors, the Company's financial results and liquidity, and other considerations. The Company expects to fund repurchases with cash on hand and future cash generated from its operations.

Non-GAAP Financial Measures and Key Operating Metrics
To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Wix uses the following non-GAAP financial measures: bookings, cumulative cohort bookings, bookings on a constant currency basis, revenue on a constant currency basis, non-GAAP gross margin, non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net income (loss) per share, free cash flow, free cash flow on a constant currency basis, free cash flow, as adjusted, free cash flow margins, non-GAAP R&D expenses, non-GAAP S&M expenses, non-GAAP G&A expenses, non-GAAP operating expenses, non-GAAP cost of revenue expense, non-GAAP financial expense, non-GAAP tax expense (collectively the "Non-GAAP financial measures"). Measures presented on a constant currency or foreign exchange neutral basis have been adjusted to exclude the effect of y/y changes in foreign currency exchange rate fluctuations. Bookings is a non-GAAP financial measure calculated by adding the change in deferred revenues and the change in unbilled contractual obligations for a particular period to revenues for the same period. Bookings include cash receipts for premium subscriptions purchased by users as well as cash we collect from business solutions, as well as payments due to us under the terms of contractual agreements for which we may have not yet received payment. Cash receipts for premium subscriptions are deferred and recognized as revenues over the terms of the subscriptions. Cash receipts for payments and the majority of the additional products and services (other than Google Workspace) are recognized as revenues upon receipt. Committed payments are recognized as revenue as we fulfill our obligation under the terms of the contractual agreement. Bookings and Creative Subscriptions Bookings are also presented on a further non-GAAP basis by excluding, in each case, bookings associated with long term B2B partnership agreements. Non-GAAP gross margin represents gross profit calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization, divided by revenue. Non-GAAP operating income (loss) represents operating income (loss) calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, acquisition-related expenses and sales tax expense accrual and other G&A expenses (income). Non-GAAP net income (loss) represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, sales tax expense accrual and other G&A expenses (income), amortization of debt discount and debt issuance costs and acquisition-related expenses and non-operating foreign exchange expenses (income). Non-GAAP net income (loss) per share represents non-GAAP net income (loss) divided by the weighted average number of shares used in computing GAAP loss per share. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures. Free cash flow, as adjusted, represents free cash flow further adjusted to exclude one-time cash restructuring charges and the capital expenditures and other expenses associated with the buildout of our new corporate headquarters. Free cash flow margins represent free cash flow divided by revenue. Non-GAAP cost of revenue represents cost of revenue calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP R&D expenses represent R&D expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP S&M expenses represent S&M expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP G&A expenses represent G&A expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP operating expenses represent operating expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP financial expense represents financial expense calculated in accordance with GAAP as adjusted for unrealized gains of equity investments, amortization of debt discount and debt issuance costs and non-operating foreign exchange expenses. Non-GAAP tax expense represents tax expense calculated in accordance with GAAP as adjusted for provisions for income tax effects related to non-GAAP adjustments.
The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The Company believes that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.

For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The Company is unable to provide reconciliations of free cash flow, free cash flow margin, free cash flow, as adjusted, bookings, cumulative cohort bookings, non-GAAP gross margin, non-GAAP operating expenses, and non-GAAP tax expense to their most directly comparable GAAP financial measures on a forward-looking basis without unreasonable effort because items that impact those GAAP financial measures are out of the Company's control and/or cannot be reasonably predicted. Such information may have a significant, and potentially unpredictable, impact on our future financial results.
Wix also uses Creative Subscriptions Annualized Recurring Revenue (ARR) as a key operating metric. Creative Subscriptions ARR is calculated as Creative Subscriptions Monthly Recurring Revenue (MRR) multiplied by 12. Creative Subscriptions MRR is calculated as the total of (i) the total monthly revenue of all Creative Subscriptions in effect on the last day of the period, other than domain registrations; (ii) the average revenue per month from domain registrations multiplied by all registered domains in effect on the last day of the period; and (iii) monthly revenue from other partnership agreements including enterprise partners.

Forward-Looking Statements
This document contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, bookings and free cash flow, and may be identified by words like “anticipate,” “assume,” “believe,” “aim,” “forecast,” “indication,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “subject”, “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this document, including the quarterly and annual guidance, are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our ability to attract and retain registered users and partners, and generate new premium subscriptions and additional business solutions as we continuously adjust our marketing strategy and customer care; maintenance of our brand and reputation, and generation of revenue from sources other than premium subscriptions; risks associated with international operations and the use of platform in various countries; risks related to the macroeconomic environment and ongoing global conflicts; security risks and payment risks and fluctuations in foreign currency exchange rates; failures of third-party hardware, software and infrastructure on which we rely, or failure to manage the operation of our infrastructure; adverse market conditions, including inflation, interest rates and other adverse developments that may adversely affect our cash balances and investment portfolio; our history of operating losses and inability to achieve sustained profitability; downturns or upturns in sales are not immediately reflected in full in our operating results; our ability to repurchase our ordinary shares and/or 0.00% Convertible Senior Notes due 2025 pursuant to our repurchase program; our ability to raise capital when needed or on acceptable terms; risks related to acquisitions and investments, pricing decisions, pandemics, natural disasters and other catastrophic events; our ability to develop and introduce new products and services, as well as maintain third-party products and are ability to keep up with rapid changes in design and technology; our ability to attract and retain qualified employees and key personnel; our ability to attract a diversified customer base and increased competition; our ability to maintain compatibility of our platform and solutions with changes in third-party applications and changes to technologies used in our solutions; our ability to acquire and service small business users; risks related to security breaches and unauthorized access to data, cyberattacks; our expectation regarding the uncertain future relationship between the United States and other countries with respect to trade policies, taxes, government regulations, and tariffs; our ability to comply with the regulations applicable to our operations, including new governmental regulations regarding the internet, consumer protection, artificial intelligence (“AI”), privacy and data protection laws and regulations, as well as contractual privacy and data protection obligations; risks relating to intellectual property, including infringements, litigation and claims, and our ability to maintain and protect our intellectual property rights and proprietary information; our expectations regarding the outcome of any regulatory investigation or litigation, including class actions; risks related to the development and integration of AI, generative AI, agentic AI, machine learning, and similar tools into our offerings, and comply with the regulatory environment impacting AI and AI-related activities; risks related to activities of registered users or content of their websites, and risks related to domain names and industry regulations; risks related to compliance with laws and regulations, including those related to economic sanctions, tariffs, export controls, anti-corruption and anti-money laundering, anti-trust, and consumer protection, and changes in these laws and regulations; risks related to tax, including application of indirect taxes, tax laws, changes in tax laws or changes in provision for income tax and examination of income tax returns; risks related to ordinary shares, activist shareholders, and our status as a foreign private issuer; risks related to our incorporation and location in Israel, including conflicts in the area; our expectations regarding future changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues; our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months and for the foreseeable future; and our ability to enter into new markets and attracting new customer demographics, including our ability to successfully attract new partners and large enterprise-level users and to grow our activities, including through the adoption of our Wix Studio product, with these customer types as anticipated and other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission on March 21, 2025. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended
	March 31,
	2025	2024
	(unaudited)
Revenues
Creative Subscriptions	$337,676	$304,293
Business Solutions	135,975	115,483
	473,651	419,776

Cost of Revenues
Creative Subscriptions	56,067	54,803
Business Solutions	95,725	82,494
	151,792	137,297

Gross Profit	321,859	282,479

Operating expenses:
Research and development	127,497	124,245
Selling and marketing	111,563	107,234
General and administrative	45,394	41,330
Total operating expenses	284,454	272,809
Operating income	37,405	9,670
Financial income, net	5,832	18,884
Other income, net	64	211
Income before taxes on income	43,301	28,765
Income tax expenses	9,535	4,763
Net income	$33,766	$24,002
Basic net income per share	$0.61	$0.43
Basic weighted-average shares used to compute net income per share	55,708,670	56,098,997

Diluted net income per share	$0.57	$0.41
Diluted weighted-average shares used to compute net income per share	60,384,510	58,647,238

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	Period ended
	March 31,	December 31,
	2025	2024
Assets	(unaudited)	(audited)
Current Assets:
Cash and cash equivalents	$653,276	$660,939
Short-term deposits	112,078	106,844
Restricted deposits	793	773
Marketable securities	304,555	338,593
Trade receivables	47,328	44,674
Prepaid expenses and other current assets	59,132	128,577
Total current assets	1,177,162	1,280,400

Long-Term Assets:
Prepaid expenses and other long-term assets	31,343	27,021
Property and equipment, net	125,450	128,155
Marketable securities	6,183	6,135
Intangible assets, net	20,680	22,141
Goodwill	49,329	49,329
Operating lease right-of-use assets	395,513	399,861
Total long-term assets	628,498	632,642

Total assets	$1,805,660	$1,913,042

Liabilities and Shareholders' Deficiency
Current Liabilities:
Trade payables	$38,032	$47,077
Employees and payroll accruals	78,983	143,131
Deferred revenues	698,343	661,171
Current portion of convertible notes, net	573,674	572,880
Accrued expenses and other current liabilities	79,546	63,246
Operating lease liabilities	29,369	27,907
Total current liabilities	1,497,947	1,515,412
Long Term Liabilities:
Deferred revenues	96,461	89,271
Deferred tax liability	1,066	1,965
Other long-term liabilities	19,414	16,021
Operating lease liabilities	359,389	369,159
Total long-term liabilities	476,330	476,416

Total liabilities	1,974,277	1,991,828

Shareholders' Deficiency
Ordinary shares	107	107
Additional paid-in capital	1,923,576	1,840,574
Treasury shares	(1,225,165)	(1,025,167)
Accumulated other comprehensive loss	641	7,242
Accumulated deficit	(867,776)	(901,542)
Total shareholders' deficiency	(168,617)	(78,786)

Total liabilities and shareholders' deficiency	$1,805,660	$1,913,042

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended
	March 31,
	2025	2024
	(unaudited)
OPERATING ACTIVITIES:
Net income	$33,766	$24,002
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	6,137	6,442
Amortization	1,461	1,483
Share based compensation expenses	60,261	58,142
Amortization of debt discount and debt issuance costs	794	790
Changes in accrued interest and exchange rate on short term and long term deposits	(224)	880
Amortization of premium and discount and accrued interest on marketable securities, net	3,557	597
Remeasurement loss (gain) on Marketable equity	—	(3,367)
Changes in deferred income taxes, net	1	(5,011)
Changes in operating lease right-of-use assets	4,803	5,024
Changes in operating lease liabilities	(8,763)	(3,652)
Loss (gain) on foreign exchange, net	(2,006)	553
Decrease (increase) in trade receivables	(2,654)	1,119
Decrease (increase) in prepaid expenses and other current and long-term assets	58,289	(12,568)
Decrease in trade payables	(9,338)	(2,123)
Decrease in employees and payroll accruals	(64,148)	(2,429)
Increase in short term and long term deferred revenues	44,362	41,319
Increase in accrued expenses and other current liabilities	19,193	2,635
Net cash provided by operating activities	145,491	113,836
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	107,780	823
Investment in short-term deposits and restricted deposits	(112,810)	(30,162)
Investment in marketable securities	(27,693)	(27,847)
Proceeds from marketable securities	58,292	52,805
Purchase of property and equipment and lease prepayment	(2,629)	(7,715)
Capitalization of internal use of software	(421)	(410)
Proceeds from sale of equity securities	—	22,148
Proceed from realization of investments in privately held companies	417	—
Purchases of investments in privately held companies	(750)	(550)
Net cash provided by investing activities	22,186	9,092
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	22,654	22,628
Purchase of treasury stock	(200,000)	(241,302)
Net cash used in financing activities	(177,346)	(218,674)
Effect of exchange rates on cash, cash equivalent and restricted cash	2,006	(553)
DECREASE IN CASH AND CASH EQUIVALENTS	(7,663)	(96,299)
CASH AND CASH EQUIVALENTS—Beginning of period	660,939	609,622
CASH AND CASH EQUIVALENTS—End of period	$653,276	$513,323

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended
	March 31,
	2025	2024
	(unaudited)
Creative Subscriptions	337,676	304,293
Business Solutions	135,975	115,483
Total Revenues	$473,651	$419,776

Creative Subscriptions	369,469	334,637
Business Solutions	141,436	122,644
Total Bookings	$510,905	$457,281

Free Cash Flow	$142,441	$105,711
Free Cash Flow excluding HQ build out	$142,441	$111,073
Creative Subscriptions ARR	$1,372,670	$1,244,264

Wix.com Ltd.
RECONCILIATION OF REVENUES TO BOOKINGS
(In thousands)

	Three Months Ended
	March 31,
	2025	2024
	(unaudited)
Revenues	$473,651	$419,776
Change in deferred revenues	44,362	41,319
Change in unbilled contractual obligations	(7,108)	(3,814)
Bookings	$510,905	$457,281

Y/Y growth	12%

	Three Months Ended
	March 31,
	2025	2024
	(unaudited)
Creative Subscriptions Revenues	$337,676	$304,293
Change in deferred revenues	38,901	34,158
Change in unbilled contractual obligations	(7,108)	(3,814)
Creative Subscriptions Bookings	$369,469	$334,637

Y/Y growth	10%

	Three Months Ended
	March 31,
	2025	2024
	(unaudited)
Business Solutions Revenues	$135,975	$115,483
Change in deferred revenues	$5,461	$7,161
Business Solutions Bookings	$141,436	$122,644

Y/Y growth	15%

Wix.com Ltd.
RECONCILIATION OF COHORT BOOKINGS
(In millions)

	Three Months Ended
	March 31,
	2025	2024

Q1 Cohort revenues	$9	$9
Q1 Change in deferred revenues	27	23
Q1 Cohort Bookings	$36	$32

Wix.com Ltd.
RECONCILIATION OF REVENUES AND BOOKINGS EXCLUDING FX IMPACT
(In thousands)

	Three Months Ended
	March 31,
	2025	2024
Revenues	(unaudited)
FX impact on Q1/25 using Y/Y rates	$473,651	$419,776
Revenues excluding FX impact	4,225	—
	$477,876	$419,776
Y/Y growth	14%

	Three Months Ended
	March 31,
	2025	2024
Bookings	(unaudited)
FX impact on Q1/25 using Y/Y rates	$510,905	$457,281
Bookings excluding FX impact	7,775	—
	$518,680	$457,281
Y/Y growth	13%

Wix.com Ltd.
TOTAL ADJUSTMENTS GAAP TO NON-GAAP
(In thousands)

	Three Months Ended
	March 31,
	2025	2024
(1) Share based compensation expenses:	(unaudited)
Cost of revenues	$3,320	$3,590
Research and development	31,491	31,102
Selling and marketing	9,177	10,483
General and administrative	16,273	12,967
Total share based compensation expenses	60,261	58,142
(2) Amortization	1,472	1,483
(3) Acquisition related expenses	—	5
(4) Amortization of debt discount and debt issuance costs	794	790
(5) Sales tax accrual and other G&A expenses	699	121
(6) Unrealized loss (gain) on equity and other investments	(42)	(3,367)
(7) Non-operating foreign exchange income	(3,079)	(4,663)
(8) Provision for income tax effects related to non-GAAP adjustments	—	774
Total adjustments of GAAP to Non GAAP	$60,105	$53,285

Wix.com Ltd.
RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended
	March 31,
	2025	2024
	(unaudited)
Gross Profit	$321,859	$282,479
Share based compensation expenses	3,320	3,590
Amortization	667	667
Non GAAP Gross Profit	325,846	286,736

Non GAAP Gross margin	69%	68%

	Three Months Ended
	March 31,
	2025	2024
	(unaudited)
Gross Profit - Creative Subscriptions	$281,609	$249,490
Share based compensation expenses	2,367	2,669
Non GAAP Gross Profit - Creative Subscriptions	283,976	252,159

Non GAAP Gross margin - Creative Subscriptions	84%	83%

	Three Months Ended
	March 31,
	2025	2024
	(unaudited)
Gross Profit - Business Solutions	$40,250	$32,989
Share based compensation expenses	953	921
Amortization	667	667
Non GAAP Gross Profit - Business Solutions	41,870	34,577

Non GAAP Gross margin - Business Solutions	31%	30%

Wix.com Ltd.
RECONCILIATION OF OPERATING INCOME TO NON-GAAP OPERATING INCOME
(In thousands)

	Three Months Ended
	March 31,
	2025	2024
	(unaudited)
Operating income	$37,405	$9,670
Adjustments:
Share based compensation expenses	60,261	58,142
Amortization	1,472	1,483
Sales tax accrual and other G&A expenses	699	121
Acquisition related expenses	—	5
Total adjustments	$62,432	$59,751

Non GAAP operating income	$99,837	$69,421

Non GAAP operating margin	21%	17%

Wix.com Ltd.
RECONCILIATION OF NET INCOME TO NON-GAAP NET INCOME AND NON-GAAP NET INCOME PER SHARE
(In thousands, except per share data)

	Three Months Ended
	March 31,
	2025	2024
	(unaudited)
Net income	$33,766	$24,002
Share based compensation expenses and other Non GAAP adjustments	60,105	53,285
Non-GAAP net income	$93,871	$77,287

Basic Non GAAP net income per share	$1.69	$1.38
Weighted average shares used in computing basic Non GAAP net income per share	55,708,670	56,098,997

Diluted Non GAAP net income per share	$1.55	$1.29
Weighted average shares used in computing diluted Non GAAP net income per share	60,384,510	60,073,986

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended
	March 31,
	2025	2024
	(unaudited)
Net cash provided by operating activities	$145,491	$113,836
Capital expenditures, net	(3,050)	(8,125)
Free Cash Flow	$142,441	$105,711

Capex related to HQ build out	—	5,362
Free Cash Flow excluding HQ build out	$142,441	$111,073